UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 25, 2025
ARRIVED HOMES 3, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Haven; Arrived Series Chilhowee; Arrived Series Sheezy; Arrived Series Cristalino; Arrived Series Hermanos; Arrived Series Bowling; Arrived Series Emelina; Arrived Series Caden; Arrived Series Camellia; Arrived Series Palmore; Arrived Series Brookwood; Arrived Series Lithonia; Arrived Series Haverhill; Arrived Series Woodwind; Arrived Series Aspen; Arrived Series Thomas; Arrived Series Bennett; Arrived Series Benny; Arrived Series Montgomery; Arrived Series Summerglen; Arrived Series Portsmouth; Arrived Series Westhaven; Arrived Series Cordero; Arrived Series Wheeler; Arrived Series Watson; Arrived Series Holmes; Arrived Series Hamblen; Arrived Series Ethan; Arrived Series Helmerich; Arrived Series Claremore; Arrived Series Bryant; Arrived Series Hancock; Arrived Series Wynde; Arrived Series Haikey; Arrived Series Arkoma; Arrived Series Gordon; Arrived Series Lucas; Arrived Series Woodland; Arrived Series Macomber; Arrived Series Meridian; Arrived Series Pongo; Arrived Series Perdita; Arrived Series Bean; Arrived Series Ellie; Arrived Series Antares; Arrived Series Bluebell; Arrived Series Aramis; Arrived Series Barclay; Arrived Series Athos; Arrived Series Bradford; Arrived Series Caterpillar; Arrived Series Liberty; Arrived Series Mallard; Arrived Series Riverwood; Arrived Series Roanoke; Arrived Series Zane; Arrived Series Sherwood; Arrived Series Tansel; Arrived Series Tytus; Arrived Series Williamson; Arrived Series Arya; Arrived Series Sansa; Arrived Series Marcy; Arrived Series Hedgecrest; Arrived Series Haybridge; Arrived Series Layla; Arrived Series Lola; Arrived Series Ratliff; Arrived Series Collinison; Arrived Series Hardman; Arrived Series Pebblestone; Arrived Series Keystone; Arrived Series Northbrook; Arrived Series Rachel; Arrived Series Frances; Arrived Series Ross; Arrived Series Northridge; Arrived Series Wyndhurst; Arrived Series Vanzant; Arrived Series Glenncrest; Arrived Series Oakland; Arrived Series Laurel; Arrived Series Phoebe; Arrived Series Johnson; Arrived Series Sedgefield; Arrived Series Robinson; Arrived Series Seneca; Arrived Series Adams; Arrived Series Bayne; Arrived Series Boxwood; Arrived Series Langley; Arrived Series Misty; Arrived Series Metallo; Arrived Series Presidio; Arrived Series Spangler; Arrived Series Tomlinson

 (Title of each class of securities issued pursuant to Regulation A)

1
ITEM 9. OTHER EVENTS

Net Asset Value as of July 25, 2025

As of 8:00 AM Eastern Time, Friday, July 25, 2025, our net asset value (“NAV”) per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about October 25, 2025.

Series	NAV Per Interest
Haven	$11.09
Chilhowee	$11.09
Sheezy	$11.89
Cristalino	$11.09
Hermanos	$11.09
Bowling	$10.38
Emelina	$10.49
Caden	$10.34
Camellia	$11.09
Palmore	$10.44
Brookwood	$9.94
Lithonia	$9.38
Haverhill	$9.60
Woodwind	$9.44
Aspen	$9.80
Thomas	$11.09
Bennett	$10.07
Benny	$10.18
Montgomery	$10.15
Summerglen	$9.83
Portsmouth	$11.09
Westhaven	$11.09
Cordero	$11.09
Wheeler	$10.38
Watson	$10.03
Holmes	$9.79
Hamblen	$11.09
Ethan	$10.43
Helmerich	$10.01
Claremore	$9.54
Bryant	$9.68
Hancock	$9.82
Wynde	$10.19
Haikey	$10.03
Arkoma	$10.43
Gordon	$9.97
Lucas	$10.00
Woodland	$10.43
Macomber	$9.91
Meridian	$10.48
Pongo	$11.09
Perdita	$10.44
Bean	$10.35
Ellie	$11.09
Antares	$10.14
Bluebell	$9.84
Aramis	$9.78
Barclay	$11.09
Athos	$10.16
Bradford	$10.40
Caterpillar	$9.46
Liberty	$10.15
Mallard	$11.09
Riverwood	$9.67
Roanoke	$11.09
Zane	$9.99
Sherwood	$10.06
Tansel	$10.42
Tytus	$11.09
Williamson	$11.09
Arya	$9.83
Sansa	$9.76
Marcy	$9.68
Hedgecrest	$9.93
Haybridge	$9.87
Layla	$10.33
Lola	$10.44
Ratliff	$10.38
Collinison	$10.01
Hardman	$10.17
Pebblestone	$10.41
Keystone	$10.44
Northbrook	$9.63
Rachel	$10.14
Frances	$9.62
Ross	$10.43
Northridge	$9.78
Wyndhurst	$9.64
Vanzant	$11.09
Glenncrest	$9.92
Oakland	$9.68
Laurel	$10.39
Phoebe	$11.09

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay
ASSETS
Current assets:
Cash	$14,224	$9,330	$22,599	$5,343	$5,951	$8,086	$24,899
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	104	101	82	-	234	101	102
Deposits	4,147	5,896	2,844	2,706	7,730	4,788	1,914
Property and equipment, net	295,847	286,553	224,967	173,476	254,462	281,546	291,753
Total assets	$314,322	$301,880	$250,492	$181,526	$268,375	$294,521	$318,669

LIABILITIES
Current liabilities:
Accrued expenses	$2,573	$2,747	$2,474	$1,629	$2,340	$3,874	$2,273
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,663	4,774	3,990	3,029	6,860	4,702	4,913
Tenant deposits	2,395	3,790	1,595	1,395	1,795	4,190	-
Note payable, related party	-	-	-	6,000	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,631	$11,311	$8,059	$12,052	$10,994	$12,766	$7,186

MEMBERS' EQUITY
Members' capital	316,299	307,305	237,796	191,720	272,832	300,791	305,181
Accumulated deficit	(11,608)	(16,736)	4,637	(22,246)	(15,451)	(19,035)	6,302
Total members' equity (deficit)	304,691	290,569	242,433	169,474	257,381	281,756	311,483
Total liabilities and members' equity (deficit)	$314,322	$301,880	$250,492	$181,526	$268,375	$294,521	$318,669

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	304,691	290,569	242,433	169,474	257,381	281,756	311,483
Net adjustments to fair value	66,497	54,504	53,174	46,791	51,302	67,381	71,812
TOTAL NET ASSETS	$371,187	$345,073	$295,607	$216,264	$308,683	$349,137	$383,295
NET ASSET VALUE PER INTEREST	$10.14	$9.78	$10.43	$9.83	$9.80	$10.16	$10.54

	Bean	Bennett	Benny	Bluebell	Bowling	Bradford	Brookwood
ASSETS
Current assets:
Cash	$11,647	$9,143	$6,170	$21,260	$6,719	$23,827	$8,221
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	196	952	101	769	102	257
Deposits	4,294	3,584	3,607	4,628	2,120	3,929	3,848
Property and equipment, net	282,680	201,277	242,291	285,480	197,473	289,941	266,550
Total assets	$298,622	$214,200	$253,021	$311,469	$207,082	$317,799	$278,876

LIABILITIES
Current liabilities:
Accrued expenses	$2,773	$1,839	$2,911	$3,227	$1,913	$2,281	$2,755
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,009	4,149	4,965	4,776	4,063	4,873	5,661
Tenant deposits	2,145	1,695	1,795	2,345	-	2,145	1,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,927	$7,683	$9,671	$10,348	$5,976	$9,299	$10,211

MEMBERS' EQUITY
Members' capital	292,958	204,188	255,974	299,435	199,006	310,928	273,729
Accumulated deficit	(4,263)	2,329	(12,624)	1,686	2,100	(2,428)	(5,065)
Total members' equity (deficit)	288,695	206,517	243,350	301,121	201,106	308,500	268,664
Total liabilities and members' equity (deficit)	$298,622	$214,200	$253,021	$311,469	$207,082	$317,799	$278,876

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	288,695	206,517	243,350	301,121	201,106	308,500	268,664
Net adjustments to fair value	64,278	46,417	66,830	48,229	51,528	67,373	58,046
TOTAL NET ASSETS	$352,973	$252,933	$310,180	$349,351	$252,634	$375,873	$326,710
NET ASSET VALUE PER INTEREST	$10.35	$10.07	$10.18	$9.84	$10.38	$10.40	$9.94

	Bryant	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison
ASSETS
Current assets:
Cash	$7,697	$4,242	$7,343	$14,894	$12,421	$4,117	$16,200
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	95	607	258	-	673	79	0
Deposits	3,573	3,851	4,412	3,778	4,726	3,206	4,221
Property and equipment, net	269,950	237,180	249,701	286,606	305,979	224,101	296,537
Total assets	$281,314	$245,880	$261,714	$305,278	$323,800	$231,504	$316,959

LIABILITIES
Current liabilities:
Accrued expenses	$3,747	$1,845	$2,647	$3,304	$1,708	$2,378	$1,817
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,301	4,912	4,601	4,418	6,505	5,566	4,515
Tenant deposits	2,095	2,393	1,795	1,795	2,395	1,745	2,095
Note payable, related party	-	5,500	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$11,143	$14,650	$9,043	$9,517	$10,608	$9,689	$8,427

MEMBERS' EQUITY
Members' capital	277,812	256,252	253,944	318,935	314,229	241,166	312,011
Accumulated deficit	(7,641)	(25,022)	(1,273)	(23,175)	(1,037)	(19,351)	(3,479)
Total members' equity (deficit)	270,171	231,230	252,671	295,760	313,192	221,815	308,532
Total liabilities and members' equity (deficit)	$281,314	$245,880	$261,714	$305,278	$323,800	$231,504	$316,959

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	270,171	231,230	252,671	295,760	313,192	221,815	308,532
Net adjustments to fair value	48,656	72,558	79,488	42,287	105,726	43,527	48,032
TOTAL NET ASSETS	$318,828	$303,788	$332,159	$338,047	$418,918	$265,341	$356,564
NET ASSET VALUE PER INTEREST	$9.68	$10.34	$10.78	$9.46	$11.13	$9.54	$10.01

	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances	Glenncrest
ASSETS
Current assets:
Cash	$14,806	$10,710	$2,136	$6,051	$4,575	$17,164	$18,808
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	161	384	0	261	138	0	0
Deposits	4,518	5,442	2,006	(448)	2,954	4,246	5,971
Property and equipment, net	260,454	291,534	277,043	240,313	195,473	270,314	280,701
Total assets	$279,938	$308,071	$281,185	$246,177	$203,141	$291,724	$305,480

LIABILITIES
Current liabilities:
Accrued expenses	$2,586	$3,398	$3,065	$2,376	$2,170	$2,014	$1,748
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,981	6,104	9,953	6,681	4,155	4,143	3,431
Tenant deposits	2,495	2,995	-	-	1,475	2,245	3,990
Note payable, related party	-	16,800	-	-	13,000	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$10,062	$29,297	$13,018	$9,058	$20,800	$8,402	$9,169

MEMBERS' EQUITY
Members' capital	275,213	321,625	302,098	247,380	202,111	278,115	298,148
Accumulated deficit	(5,337)	(42,851)	(33,931)	(10,261)	(19,770)	5,208	(1,837)
Total members' equity (deficit)	269,876	278,773	268,168	237,119	182,341	283,322	296,311
Total liabilities and members' equity (deficit)	$279,938	$308,071	$281,185	$246,177	$203,141	$291,724	$305,480

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	269,876	278,773	268,168	237,119	182,341	283,322	296,311
Net adjustments to fair value	78,134	121,682	114,142	67,479	61,265	33,044	37,130
TOTAL NET ASSETS	$348,010	$400,455	$382,310	$304,599	$243,606	$316,366	$333,441
NET ASSET VALUE PER INTEREST	$10.50	$11.06	$11.42	$10.49	$10.43	$9.62	$9.92

	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill
ASSETS
Current assets:
Cash	$15,025	$13,088	$12,628	$9,441	$16,956	$5,040	$10,580
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	176	-	635	93	-	882	257
Deposits	3,778	3,248	1,072	3,624	4,833	2,865	1,496
Property and equipment, net	243,508	234,046	243,927	260,374	375,468	175,882	223,033
Total assets	$262,487	$250,382	$258,261	$273,531	$397,256	$184,669	$235,365

LIABILITIES
Current liabilities:
Accrued expenses	$2,546	$2,794	$2,147	$2,638	$2,587	$1,686	$2,715
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,240	4,590	4,755	7,117	5,572	3,859	4,419
Tenant deposits	1,895	1,795	2,095	2,045	2,495	1,495	1,745
Note payable, related party	-	-	-	-	-	5,700	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$8,681	$9,179	$8,997	$11,800	$10,653	$12,740	$8,879

MEMBERS' EQUITY
Members' capital	258,987	241,997	249,004	269,221	385,871	184,228	235,380
Accumulated deficit	(5,181)	(793)	260	(7,489)	732	(12,299)	(8,894)
Total members' equity (deficit)	253,806	241,204	249,264	261,732	386,603	171,929	226,486
Total liabilities and members' equity (deficit)	$262,487	$250,382	$258,261	$273,531	$397,256	$184,669	$235,365

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	253,806	241,204	249,264	261,732	386,603	171,929	226,486
Net adjustments to fair value	49,616	49,318	98,699	52,259	68,320	69,357	39,663
TOTAL NET ASSETS	$303,422	$290,522	$347,963	$313,991	$454,923	$241,286	$266,149
NET ASSET VALUE PER INTEREST	$9.97	$10.03	$11.36	$9.82	$10.17	$11.09	$9.60

	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Keystone	Laurel
ASSETS
Current assets:
Cash	$18,924	$11,376	$18,044	$8,493	$9,272	$13,884	$23,844
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	0	84	1,320	110	0	0
Deposits	5,269	9,453	3,566	4,964	(868)	5,083	4,546
Property and equipment, net	346,801	352,570	240,060	301,399	167,330	337,076	326,916
Total assets	$370,994	$373,399	$261,754	$316,176	$175,844	$356,044	$355,306

LIABILITIES
Current liabilities:
Accrued expenses	$2,130	$2,121	$2,463	$3,647	$1,725	$2,656	$2,882
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,930	4,953	4,711	5,428	3,698	5,232	4,313
Tenant deposits	3,990	1,995	2,095	3,293	-	2,295	2,295
Note payable, related party	-	-	-	7,700	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$11,050	$9,069	$9,269	$20,068	$5,423	$10,183	$9,490

MEMBERS' EQUITY
Members' capital	373,459	372,361	251,015	317,024	173,140	346,545	350,763
Accumulated deficit	(13,515)	(8,031)	1,470	(20,915)	(2,719)	(684)	(4,947)
Total members' equity (deficit)	359,945	364,330	252,485	296,108	170,421	345,861	345,817
Total liabilities and members' equity (deficit)	$370,994	$373,399	$261,754	$316,176	$175,844	$356,044	$355,306

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	359,945	364,330	252,485	296,108	170,421	345,861	345,817
Net adjustments to fair value	57,019	55,076	48,024	93,791	37,282	74,954	63,419
TOTAL NET ASSETS	$416,964	$419,407	$300,509	$389,899	$207,703	$420,815	$409,235
NET ASSET VALUE PER INTEREST	$9.87	$9.93	$10.01	$10.74	$9.79	$10.44	$10.39

	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
ASSETS
Current assets:
Cash	$12,201	$6,028	$9,495	$16,841	$7,886	$9,654	$12,622
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	86	260	0	87	94	123
Deposits	4,917	4,282	6,196	4,418	3,383	4,712	3,930
Property and equipment, net	313,931	254,585	277,207	292,164	246,923	265,834	198,418
Total assets	$331,049	$264,980	$293,157	$313,422	$258,280	$280,294	$215,093

LIABILITIES
Current liabilities:
Accrued expenses	$1,806	$3,366	$2,977	$1,778	$3,570	$3,737	$1,926
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,205	4,346	5,113	4,929	4,019	4,622	3,631
Tenant deposits	2,695	2,395	3,990	2,345	2,395	2,445	2,195
Note payable, related party	-	8,000	24,300	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,706	$18,107	$36,380	$9,052	$9,985	$10,804	$7,752

MEMBERS' EQUITY
Members' capital	327,125	260,071	295,188	303,877	264,819	280,706	205,479
Accumulated deficit	(5,782)	(13,197)	(38,411)	493	(16,524)	(11,216)	1,862
Total members' equity (deficit)	321,343	246,874	256,777	304,370	248,295	269,490	207,341
Total liabilities and members' equity (deficit)	$331,049	$264,980	$293,157	$313,422	$258,280	$280,294	$215,093

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	321,343	246,874	256,777	304,370	248,295	269,490	207,341
Net adjustments to fair value	74,367	55,863	54,136	67,418	53,942	54,825	56,261
TOTAL NET ASSETS	$395,710	$302,737	$310,913	$371,788	$302,237	$324,315	$263,602
NET ASSET VALUE PER INTEREST	$10.33	$10.15	$9.38	$10.44	$10.00	$9.91	$10.50

	Marcy	Meridian	Montgomery	Northbrook	Northridge	Oakland	Palmore
ASSETS
Current assets:
Cash	$9,890	$6,286	$7,316	$14,951	$18,733	$17,642	$4,357
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	181	129	0	0	0	1,287
Deposits	3,957	3,345	4,085	4,011	2,238	4,634	531
Property and equipment, net	173,476	258,392	205,306	272,967	252,485	296,944	194,972
Total assets	$187,324	$268,204	$216,837	$291,929	$273,456	$319,219	$201,148

LIABILITIES
Current liabilities:
Accrued expenses	$1,756	$2,113	$2,212	$3,089	$2,574	$1,585	$666
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,190	4,337	4,210	4,107	3,853	3,812	6,655
Tenant deposits	2,690	1,850	2,468	1,895	2,543	2,445	1,645
Note payable, related party	-	-	10,700	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$7,636	$8,299	$19,589	$9,091	$8,969	$7,843	$8,966

MEMBERS' EQUITY
Members' capital	186,247	270,598	216,833	291,097	277,914	322,038	203,876
Accumulated deficit	(6,559)	(10,693)	(19,585)	(8,260)	(13,428)	(10,661)	(11,693)
Total members' equity (deficit)	179,688	259,905	197,248	282,838	264,486	311,377	192,182
Total liabilities and members' equity (deficit)	$187,324	$268,204	$216,837	$291,929	$273,456	$319,219	$201,148

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	179,688	259,905	197,248	282,838	264,486	311,377	192,182
Net adjustments to fair value	33,151	70,646	53,444	38,253	47,927	37,593	60,202
TOTAL NET ASSETS	$212,838	$330,551	$250,692	$321,091	$312,413	$348,969	$252,385
NET ASSET VALUE PER INTEREST	$9.68	$10.48	$10.15	$9.63	$9.78	$9.68	$10.44

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel	Ratliff
ASSETS
Current assets:
Cash	$11,613	$21,694	$16,054	$24,468	$5,211	$12,276	$13,029
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	0	110	0	110	134	0	0
Deposits	5,055	3,920	3,917	5,168	5,458	3,791	4,676
Property and equipment, net	327,030	316,187	268,846	316,187	208,498	280,002	309,062
Total assets	$343,698	$341,911	$288,817	$345,933	$219,300	$296,068	$326,766

LIABILITIES
Current liabilities:
Accrued expenses	$2,668	$2,363	$2,037	$2,363	$2,754	$990	$1,326
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,025	5,179	4,320	5,229	4,545	4,295	5,100
Tenant deposits	2,795	1,995	2,145	3,143	2,693	1,995	2,345
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$10,488	$9,537	$8,502	$10,734	$9,992	$7,280	$8,771

MEMBERS' EQUITY
Members' capital	335,152	336,765	291,088	335,086	211,719	296,251	324,684
Accumulated deficit	(1,942)	(4,390)	(10,774)	113	(2,410)	(7,463)	(6,689)
Total members' equity (deficit)	333,210	332,375	280,314	335,199	209,308	288,788	317,995
Total liabilities and members' equity (deficit)	$343,698	$341,911	$288,817	$345,933	$219,300	$296,068	$326,766

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	333,210	332,375	280,314	335,199	209,308	288,788	317,995
Net adjustments to fair value	74,111	76,944	70,000	76,190	66,519	57,759	72,700
TOTAL NET ASSETS	$407,322	$409,318	$350,314	$411,389	$275,827	$346,548	$390,695
NET ASSET VALUE PER INTEREST	$10.41	$10.44	$10.72	$10.50	$10.68	$10.14	$10.38

	Riverwood	Roanoke	Ross	Sansa	Sheezy	Sherwood	Summerglen
ASSETS
Current assets:
Cash	$10,840	$22,358	$20,634	$13,189	$13,069	$8,537	$9,053
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	98	111	-	0	181	64	149
Deposits	2,144	5,029	4,845	2,560	4,045	2,761	3,386
Property and equipment, net	280,807	319,944	323,038	173,476	220,082	166,271	230,352
Total assets	$293,889	$347,443	$348,517	$189,225	$237,377	$177,633	$242,941

LIABILITIES
Current liabilities:
Accrued expenses	$3,035	$3,082	$1,558	$1,866	$2,267	$1,711	$2,463
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,452	5,500	5,011	3,218	5,068	3,258	4,772
Tenant deposits	1,995	2,495	2,545	1,395	2,045	1,395	1,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,482	$11,077	$9,114	$6,479	$9,380	$6,364	$9,030

MEMBERS' EQUITY
Members' capital	305,297	334,340	336,126	183,821	221,378	181,005	237,113
Accumulated deficit	(20,890)	2,026	3,277	(1,074)	6,619	(9,736)	(3,202)
Total members' equity (deficit)	284,407	336,366	339,403	182,747	227,997	171,269	233,911
Total liabilities and members' equity (deficit)	$293,889	$347,443	$348,517	$189,225	$237,377	$177,633	$242,941

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	284,407	336,366	339,403	182,747	227,997	171,269	233,911
Net adjustments to fair value	55,206	101,377	71,267	31,867	95,710	44,551	47,993
TOTAL NET ASSETS	$339,613	$437,743	$410,670	$214,614	$323,707	$215,821	$281,903
NET ASSET VALUE PER INTEREST	$9.67	$11.04	$10.43	$9.76	$11.89	$10.06	$9.83

	Tansel	Thomas	Tytus	Vanzant	Watson	Westhaven	Wheeler
ASSETS
Current assets:
Cash	$7,420	$10,438	$17,842	$14,494	$14,035	$6,816	$15,793
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	110	203	89	0	110	158	129
Deposits	2,016	(1,435)	4,526	4,412	3,055	4,045	3,072
Property and equipment, net	310,313	208,531	248,151	343,200	167,330	242,656	198,112
Total assets	$319,859	$217,737	$270,608	$362,106	$184,530	$253,675	$217,106

LIABILITIES
Current liabilities:
Accrued expenses	$2,782	$2,095	$2,905	$4,497	$1,725	$4,569	$1,913
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,502	4,225	4,397	5,001	3,712	4,955	4,097
Tenant deposits	-	1,795	2,495	2,695	1,395	2,145	1,649
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total Liabilities	$9,284	$8,115	$9,797	$12,194	$6,831	$11,669	$7,659

MEMBERS' EQUITY
Members' capital	336,810	210,273	258,874	358,629	174,824	254,402	202,060
Accumulated deficit	(26,236)	(650)	1,937	(8,717)	2,876	(12,396)	7,387
Total members' equity (deficit)	310,574	209,623	260,811	349,912	177,699	242,006	209,447
Total liabilities and members' equity (deficit)	$319,859	$217,737	$270,608	$362,106	$184,530	$253,675	$217,106

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	310,574	209,623	260,811	349,912	177,699	242,006	209,447
Net adjustments to fair value	90,265	66,452	76,777	86,883	35,372	79,384	50,324
TOTAL NET ASSETS	$400,840	$276,075	$337,588	$436,795	$213,071	$321,390	$259,771
NET ASSET VALUE PER INTEREST	$10.42	$10.67	$10.98	$10.50	$10.03	$10.59	$10.38

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane
ASSETS
Current assets:
Cash	$12,463	$6,185	$1,428	$7,464	$19,823	$16,407
Other receivables	-	-	-	-	-	-
Prepaid expenses	174	84	234	86	0	60
Deposits	5,317	2,402	1,735	4,734	3,297	2,019
Property and equipment, net	273,836	157,100	242,373	241,923	300,116	155,730
Total assets	$291,789	$165,770	$245,770	$254,207	$323,236	$174,216

LIABILITIES
Current liabilities:
Accrued expenses	$847	$1,812	$2,203	$2,725	$1,881	$1,861
Accounts payable	-	-	-	-	-	-
Due to (from) related parties	4,771	3,416	6,549	4,745	3,919	2,836
Tenant deposits	3,543	1,295	-	2,645	1,745	1,275
Note payable, related party	-	-	-	5,800	-	-
Mortgage payables	-	-	-	-	-	-
Total Liabilities	$9,160	$6,523	$8,752	$15,915	$7,545	$5,972

MEMBERS' EQUITY
Members' capital	283,092	166,012	254,523	252,601	325,645	167,044
Accumulated deficit	(463)	(6,766)	(17,505)	(14,310)	(9,954)	1,200
Total members' equity (deficit)	282,629	159,247	237,018	238,291	315,691	168,244
Total liabilities and members' equity (deficit)	$291,789	$165,770	$245,770	$254,207	$323,236	$174,216

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	282,629	159,247	237,018	238,291	315,691	168,244
Net adjustments to fair value	92,645	44,407	46,186	65,628	38,209	32,083
TOTAL NET ASSETS	$375,274	$203,654	$283,204	$303,919	$353,899	$200,327
NET ASSET VALUE PER INTEREST	$11.17	$10.43	$9.44	$10.19	$9.64	$9.99

[1] Estimated Balance Sheet as of May 31, 2025.

As described in the section “Description of the Securities Being Offered—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

 Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities (“NCPS”), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section “Description of Business—Liquidity Platform” in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 25, 2025.

Arrived Homes 3, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer